Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

December 31, 2011

	Years Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
Adjusted (loss) earnings from continuing operations before income taxes	$4,264	$3,548	$(4,574)	$(4,208)	$3,283
Add fixed charges (see below)	439	460	467	459	550

Adjusted (loss) earnings	$4,703	$4,008	$(4,107)	$(3,749)	$3,833

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$425	$439	$444	$440	$532
Estimated interest component of operating lease payments	14	21	23	19	18

Fixed charges	439	460	467	459	550
Preferred stock requirements, pre-tax	—	—	—	9	15

Combined fixed charges and preferred stock dividends	$439	$460	$467	$468	$565

Ratio of earnings to fixed charges	10.71	8.71	N/A	N/A	6.97
Ratio of earnings to combined fixed charges and preferred stock dividends	10.71	8.71	N/A	N/A	6.78
Insufficiency of earnings to cover fixed charges	N/A	N/A	$4,574	$4,208	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	$4,574	$4,217	N/A

N/A	Not applicable.